

February 6, 2012

<u>Via E-mail</u>
Mr. David B. Potts
Executive Vice President and Chief Financial Officer
Arris Group, Inc.
3871 Lakefield Dr.
Suwanee, GA 30024

      Re: **Arris Group, Inc.**
              Form 10-K for the Year Ended December 31, 2010
              Filed February 25, 2011
              File No. 000-31254

Dear Mr. Potts:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Kathleen Krebs, for

                Larry Spirgel
                Assistant Director

cc: <u>Via E-mail</u>
        W. Brinkley Dickerson, Jr., Esq.
        Troutman Sanders LLP